WeSave Membership Terms

Last Updated: November 14, 2022

These Membership Terms ( “Terms”) of WeSave, Inc. (“WeSave”, “Company”, “we”, “us”, “our”) relate to and govern each member (“Member”, “you”, “your”) who registers for a “WeSave Membership” and their use of such Membership; each a “party” and collectively the “parties”.

These Terms sets forth the terms and conditions regarding your registration and use of a WeSave Membership with the purpose of providing you with a unique and personalized shopping experience.

By agreeing to these Terms and creating your own WeSave ID account (your “Member Account”), you may access WeSave’s products and services and benefit programs like Cashback Rewards (the “Services”) at www.wesave.com (the “Site”).

While you will be able to use various Services provided by WeSave through your Member Account, please be aware that in order to use certain Services, it may be necessary to upgrade to a WeSave Premier Membership or make additional registrations with one of our affiliates or third-party service providers. In such cases, please carefully read and agree to any of their additional terms of use.

ATTENTION! ONCE YOU CLICK THE “JOIN” BUTTON DISPLAYED HERE, YOU ARE AGREEING TO THE FOLLOWING TERMS AND CONDITIONS WHICH WILL BE LEGALLY BINDING UPON YOU PERSONALLY. YOU SHOULD CAREFULLY READ THE FOLLOWING AGREEMENT GOVERNING WESAVE MEMBERSHIPS BEFORE CLICKING “JOIN.”

By clicking to JOIN, this Agreement shall be deemed executed pursuant to California Civil Code section 1633.8 and the federal Electronic Signatures in Global and National Commerce Act, 15 U.S.C. Sec. 7001, et seq., as amended from time to time (the “E-Sign Act”). Doing so constitutes an acknowledgement that you and we agree to conduct the transaction electronically, and are able to electronically receive, download, and print these Membership Terms.

These Membership Terms are hereby incorporate by reference with WeSave’s Website Terms of Use (“Terms of Use”). Capitalized terms not defined in these Membership Terms are defined in the Program Policies, elsewhere in the Terms of Use, or have the meanings given such terms on the Site.

THIS AGREEMENT BETWEEN YOU AND WESAVE GOVERNS YOUR USE OF THE SITE AND ITS SERVICES. BY USING THE SERVICES, YOU AGREE TO THESE MEMBERSHIP TERMS. IF YOU DO NOT AGREE TO THESE TERMS, DO NOT USE THE SITE OR OUR SERVICES.

Section 1 - WeSave Membership

1.As a Member, you may use the Services in accordance with these Membership Terms and any other related policies or rules that WeSave may provide to you.

2.WeSave currently offers a Basic level of Membership Services for FREE that include incentives and loyalty program benefits. With a Membership, you can enjoy shopping from Vendors representing millions of products and earn up to 2% Cashback Rewards (see our “Cashback Rewards Rules) on all qualified purchases. Members may also earn residual rewards by referring family and friends who subscribe for a Membership and shop at a WeSave Merchant.  See our “Refer-a-Friend Program Rules” for more information.

Section 2 - Member Registration

1.Becoming a Member is easy and rewarding.  Simply complete the registration form with your name, email address, phone number, create a login password and accept these Membership Terms. The system will automatically set up a new Member Account for you. When you register, we require you to have a valid email address and password to login (your “Credentials”) to set up your Member Account.

2.Once you agree to these Membership Terms and complete the registration procedure, you will be granted a WeSave Membership in our shopping club and are referred to as a “Member”. You must complete the Membership registration procedure yourself. Registration by proxy is not permitted. Your Credentials allow you secure access to one Member Account.

3.WeSave reserves the right to accept, refuse, or revoke any Membership with or without cause at any time at its sole discretion.

4.If you elect to subscribe for a Premier Membership then you will be eligible for all the benefits of our Basic Membership plus the benefits of a Premier Membership.  If you choose to upgrade to a Premier Membership where you can earn additional benefits, then you must pay an annual subscription fee, and agree to additional terms in WeSave’s Premier Membership Addendum to this Agreement.

5.When registering for Membership, please read the instructions carefully and enter the required information on the online form. Please make sure to provide up to date complete and accurate information, maintain and promptly update your Member Account information, and Credentials as needed.  WeSave is not responsible for damage or losses you may incur as a result of false, incorrect, or missing information, or access to your Member Account by a third party except where there is any cause attributable to WeSave.

6.You understand and agree that such log-in information is confidential, that you will keep it secure, and that you accept all risk associated with it, including unauthorized access to your Member Account. Should your Credentials become compromised, or you suspect any security breaches related to your Member Account or the Services, you agree to immediately notify WeSave.

7.You agree you shall not, and shall not authorize, any act or omission that would sublicense, loan, sell, assign, lease, rent, transfer, act as a service bureau, distribute or grant the same or similar rights in the Member Account provided by WeSave under this Agreement to any other person or entity without the prior written consent of WeSave.

8.By using the Services, you represent and warrant that (1) you are 18 years of age or older if you apply for a Basic or Premier Membership, or (2) for a Basic Membership, that you are 13 to 18 years of age and you are using the Services with the permission and under supervision of a parent or legal guardian who agrees to be bound by these Member Terms. Our primary means of payment using this Site is with credit cards, which are not typically available to minor children under the age of 18, and generally may not be used by children without a parent or legal guardian who has given the child consent.  To be clear, you may register for a Basic Membership if you are 13 to 18 years old with permission from a parent or legal guardian, but you must be 18 years of age or older in order to apply for a Premier Membership.

9.We will not knowingly collect, maintain, or disclose any personally identifiable information from a child under 13 years of age. If you are the parent or guardian of a child under 13 years of age and believe that they have disclosed personally identifiable information to us, please contact us at privacy@wesave.com so that we may delete the child's information. Please see our Privacy Policy for details.

Section 3 - Accessing Services and Content

1.You are responsible for taking proper steps to manage your login Credentials, such as changing your password on a regular basis. Upon confirmation that a Member’s Credentials match the Credentials registered by the Member, access will be granted, and the Services will be available to you.

2.The WeSave Site and Services contain content that includes designs, text, graphics, images, video, information, logos, button icons, software, audio files, computer code, and other content (collectively, "Content"). As between you and WeSave, all Content is the intellectual property of WeSave, its affiliated Vendors or its licensors and is protected under copyright, trademark, and other intellectual property laws and may not be reproduced or published without written permission from the owner.

3.WeSave hereby authorizes you, subject to the respective Membership Terms and Site Terms of Use agreements, to access and use the WeSave Site and its Content solely for your personal, non-commercial use unless you are an authorized Vendor.

Section 4 – Member Dashboard; Refer-a-Friend; Account Transactions

1.When you register as a Member, you will have access to your own online, password-protected back office, Member Dashboard. The Member Dashboard is your doorway to your Member Account transaction data, information, savings, and rewards. You can track all your qualified purchases and check the balance of the Cashback Rewards you have earned or been awarded. See our Cashback Rewards Rules. You can also access notifications, edit your Member Profile, and refer your friends and family to receive additional rewards. See our Refer-a-Friend Rules.

2.Any purchase or application to purchase a product or service, including any other related activities (hereinafter, together, a “Transaction”), that you make using your Member Account or a Service provided by WeSave occurs directly between you and the counterparty to such a Transaction (e.g., an affiliate merchant on our multi-vendor eCommerce platform). Unless WeSave serves as the counterparty to the Transaction, it is not involved in the Transaction and does not take responsibility in relation to the Transaction, except where there is any cause attributable to WeSave. In such cases, any dispute arising out of a Transaction must be solved between you and the counterparty to the Transaction (e.g., the return or refund on a purchase transaction from an affiliate merchant).

3.Under our Refer-a-Friend program, referrals are credited to whoever registers them first. Member registrations are automatically approved provided that a potential Member has not previously registered for a WeSave Membership using the same login Credentials. In the event a referral of a potential Member is disputed among one or more referrers, finders, or other persons, WeSave alone shall determine which party will be credited with the Member referral without incurring any liability to the non-selected party.

4.As a Member, you understand that you are a customer with an opportunity only to refer others to participate in the Services and shall have no authority to enter into any agreements, obligations, or commitments on WeSave’s behalf, or to negotiate any agreement terms with a potential WeSave Member or Vendor. Further, you hereby agree to indemnify, defend, and hold WeSave harmless and from any claims, actions, lawsuits, damages, awards, or judgments arising out of any such unauthorized agreements, obligations, or commitments undertaken by you in breach of this Agreement.

5.You further understand and acknowledge that WeSave may enter into referral agreements or similar arrangements with other parties and that unless otherwise specified herein, you shall have no rights under such agreements or any right to any rewards for potential Members referred to WeSave by others or identified and enrolled by WeSave itself.

Section 5 - Change of Registered Information; Relationship to WeSave

1.When there are any changes to the information you provided when you registered as a Member (hereinafter “Profile Information”), we ask that you immediately update the Profile Information in your Member Dashboard. WeSave shall not be held liable for any losses or damages incurred by you as a result of your failing to update your Profile Information, except where there is any cause attributable to WeSave. Any Transaction completed before changes to your Profile Information are made will be processed based on the information that you have registered previously. In the case of a Transaction with a third-party provider (e.g., an affiliate Vendor), you are responsible for directly contacting the counterparty of the Transaction as necessary to notify such party of a change in any information they hold on file for you.

2.As a Member of this WeSave shopping club, you and WeSave expressly intend that no employment, partnership, agency, or joint venture relationship is created by this Agreement and hereby agree as follows: (i) neither you nor anyone employed by or acting for or on behalf of you shall ever be construed as an employee of WeSave and WeSave shall not be liable for employment taxes with respect to you or any of your employees (as applicable); (ii) you shall not make any commitment or incur any charge or expense in the name of WeSave; (iii) you expressly acknowledge and agree that except to the extent expressly provided herein (e.g., Cashback Rewards, Refer-a-Friend), neither you nor anyone employed by or acting on your behalf shall receive or be entitled to any consideration, compensation or benefits of any kind from WeSave.

3.Member further represents, warrants, and covenants to WeSave that upon registering as a Member and continuing to use the Services, that neither the execution and delivery of this Agreement nor the use of WeSave Services violates or will violate the provisions or obligations of any other agreements to which Member is a party or by which he/she/it is bound.

Section 6 - Notices and Announcements from WeSave

1.WeSave will send out universal notices and announcements regarding its Services via the Site or in some cases via email to the most recent email address in your Profile Information or by any other commercially viable method WeSave deems appropriate.

2.You agree that when WeSave sends you an email notice or announcement, the notice or announcement shall be deemed received 24 hours after the message is sent.

3.You are solely responsible for maintaining a current, active email address registered with WeSave, for checking your email and for responding to notices sent by us to your registered email address

Section 7 - Handling of Personal Information

1.The use of the WeSave website is governed by the Site’s Terms of Use. WeSave handles the personal information it receives from Members with regard to their use of the Services appropriately and in accordance with its Privacy Policy.

2.These aforementioned terms and policies are subject to change at any time and in our sole discretion. You are encouraged to review them when using the Services and any other third-party provider terms and conditions related to any Transaction.

Section 8 – Restricted Activities

1.In connection with your use of our Site, your Member Account, the Services, or in the course of your interactions with WeSave, other Members, or third parties, you will not engage in the following “Restricted Activities”:

a)Breach this Agreement, or any other agreement or policy that you have agreed to abide by with WeSave or engage in actions that go against the intended purpose of the WeSave’s Services;

b)Violate any relevant law, statute, ordinance, regulation or court judgment or other legally binding administrative measures;

c)Engage in harassment or any other forms of abusive behavior of other Members, Vendors, employees or agents or other Network participants or violate public order or standards of decency;

d)Infringe on WeSave’s or any third party’s proprietary intellectual or property rights (such as copyright, patent, trademark, trade secret or publicity or privacy);

e)Engage in the inappropriate collection, disclosure, or transfer of the personal information of third parties;

f)Provide misleading, inaccurate or false information or impersonate a third party, or purposefully send out false information;

g)Failure to cooperate in an investigation or failure to provide information needed for compliance with the legal obligations of this Agreement;

h)Receive or attempt to receive funds from both WeSave and a bank or credit card issuer for the same Transaction, in the event of a dispute;

i)Engage in the unauthorized access or use of a third party’s account, the creation or use of multiple Member Accounts, and other similar actions;

j)Use your Member Account or the Services in a manner that WeSave or credit card issuers (e.g., Visa, MasterCard, American Express, Discover) or any other financial service network reasonably believe to be a violation of the card system or card association or network rules;

k)Take any action that imposes an unreasonable or disproportionately large load on our infrastructure; facilitate any attack on the system including programming routines that may damage any system, data or Information (viruses, worms, or other computer programs or subroutines that detrimentally interfere with, surreptitiously intercept or expropriate information; or use any device, software or routine to affect or attempt to interfere with our website or the WeSave Services; use an anonymizing proxy; any automatic or manual process to monitor or copy our website without our prior written permission;

l)Engage in activities that harm or that WeSave reasonably deems to be harmful to the rights, interests, or reputation of WeSave, our Members, our Services or third parties or take any action that may cause us to lose any of our Services from our Internet service providers, payment processors, or other suppliers; and

m)You may not assign, lend, sell, encumber, or otherwise dispose of your Member Account, this Agreement, and any rights or obligations in this Agreement to a third party.

2.If we in our sole discretion, believe you have engaged in any Restricted Activities, to protect ourselves or any third party from any liability (fines, claims, fees), we may without limitation: close, suspend, terminate, or limit your access to your Member Account or the Services until such potential or actual liability threat has been mitigated.  We may also update any inaccurate information you provided us and hold your WeSave Cashback Rewards or Refer-a-Friend compensation balances indefinitely during any investigative process. If we find you have violated any part of these Restrictive Activities, we reserve the right to refuse to provide the Services to you in the future or take legal action against you, or both.

Section 9 - Suspension and Termination of Membership

1.If WeSave determines that any of the previous Restricted Activities or the following circumstances apply to you, then WeSave may, without prior notice, suspend your use of the Services or your Member Account, or terminate your Membership. WeSave shall not be liable for any damages or loss of profits that you may incur as a result, except where there is any cause attributable to WeSave. WeSave may suspend or terminate your Member Account if:

a)You have violated applicable laws, or the Membership Terms;

b)You have committed fraudulent or improper actions in your use of the WeSave Services;

c)Multiple login failures to your Member Account are detected on our systems, or other situations in which WeSave determines it necessary to protect your security; or

d)Any other circumstances that WeSave reasonably deems to be harmful or inappropriate.

2.WeSave reserves the right to take the actions listed in the preceding clause without prior notice to you if you fail to log into your Member Account or had any activity in the previous 12-months. If WeSave takes any such actions, the scope of its liability will be as described in the preceding clause.

3.In the event WeSave receives notice of a court order or other legal process that affects your Member Account, WeSave will give notice of efforts it shall make to comply with a court order or other legal process, unless the court order or other process directs that WeSave not provide you notice, in which case we will comply with such court order because it supersedes any notice obligation agreed to under the terms of this Agreement. WeSave has no duty or obligation to contest or appeal any such order or process.

Section 10 - Cancelling Your Membership and Agreement Termination

1.You may cancel your Membership at any time online through your Member Account back-office Member Dashboard or by emailing us at help@wesave.com.  Upon completing the procedure to cancel your Membership, WeSave will deactivate your Member Account. Therefore, please cancel your Membership only after you have carefully read and understood all of the relevant instructions and conditions.

2.If you cancel your Membership, or if this Agreement becomes terminated for any reason, you will no longer be able to use your Member Account or the Services. Thereafter, you will lose all Membership rights and benefits related to the Services, unless otherwise stipulated by WeSave. Accordingly, you will no longer be able to make any claims against WeSave, except where there is any cause attributable to WeSave.

3.Unless otherwise specified herein, upon Member Account deactivation, we will close your Member Account and cancel any pending transactions and send you any WeSave Cashback or Refer-a-Friend Rewards balances associated with your Member Account that have accrued prior to deactivation. If for any reason we are unable to credit you any balance due, then such balances will be set aside pursuant to state escheatment laws or as otherwise legally determined by WeSave.  You will remain liable for all obligations related to your Member Account even after the Member Account is closed.  If you choose to re-enroll as a Member, then you will come in as a “new” Member provided you use a different email address, and all previous referrals of friends or family will not be associated with your new Member Account.

Section 11 – Unauthorized Activity, Service Changes, Suspension, & Discontinuation

1.You should immediately notify WeSave if you believe there has been unauthorized activity or any error on your Member Account or if your password has been lost or stolen. For any errors or unauthorized use of your Member Account, you may send us an email at help@wesave.com. If you email us, please provide the following information: a) your name and email address registered to your Member Account, b) a description of any suspected errors with transactions and the date, amount and why you believe there is an error.

2.After you notify us of any suspected error or unauthorized transaction, or we otherwise learn of one, we will investigate to your claim within 14 Days of the date we received your notification. In certain circumstances, we may need additional time to complete our investigation. If we determine that we need more time to complete our investigation. We will inform you of our decision within three (3) business days after completing our investigation.

3.We will rectify any processing error we discover. If the error results in awarding you less Cashback Rewards than the correct amount into your Member Account, WeSave will credit your Member Account for the difference. If the error results in your receipt of more WeSave Cashback Rewards than the correct amount to which you are entitled, WeSave will debit the extra rewards from your Member Account .

4.Upon the occurrence of any of the following events, WeSave may temporarily suspend or terminate its Services, either in whole or in part, without prior notice:

a)A scheduled or emergency maintenance operation is conducted on WeSave’s systems;

b)A system issue occurs, either due to high traffic volume or otherwise;

c)WeSave deems it necessary in order to protect the security of WeSave or a third party;

d)The provision of its Services becomes impossible due to causes beyond WeSave’s reasonable control, such as a communication line interruption, natural disaster, fire, power outage or any other unexpected accident, war, conflict, riot, terrorism, or strike (See Section 19 - Force Majeure); or

5.WeSave shall not be liable for damage or losses that you may incur due to an action that WeSave takes in accordance with this Section, except where there is any cause attributable to WeSave.

Section 12 - No Warranties; Disclaimer and Limit of Liability

1.You hereby acknowledge and agree that WeSave disclaims all warranties whatsoever that any reward program, Site Contents, or any other information provided through the Services: (i) will be free of errors, bugs, defects, or security flaws; (ii) that they will not infringe upon the rights of a third party; (iii) or that they will meet your requirements or expectations. You also acknowledge and agree that the Services are provided “as-is,” and that you will be fully responsible for your use of the Services.

2.Without limiting the foregoing, WeSave expressly does not warrant that the Content of the Services made available to you through your Member Account will be true, accurate, up-to-date, useful, reliable, legally compliant, or that it does not the infringe the rights of a third party.

3.In the event that WeSave is liable for any matter related to your use of the Membership Service, WeSave’s liability to you is limited to one hundred ($100) U.S. dollars. WeSave shall not be responsible for any special or incidental or punitive damages that you may incur (including cases in which harm had been or could have been expected).

Section 13 - Revisions to The Membership Terms; Assignment

1.WeSave may revise any of the Membership Terms at any time or prescribe additional terms or conditions to the Membership Terms. In such cases, WeSave will provide information to Members at an appropriate time, using an appropriate method, taking into consideration the effect thereof and the operational status of the Services.

2.You may not assign, lend, sell, encumber, or otherwise dispose of your Member Account, this Agreement, and any rights or obligations in this Agreement to a third party.

3.You acknowledge and agree that WeSave may assign the Agreement or any rights and obligations hereunder to a third party in the event that WeSave transfers its Services-related business to such party, either through a sale, merger, consolidation, any other corporate change, or otherwise.

Section 14 - Indemnification

You agree to defend, indemnify, release and hold harmless WeSave and its parent companies and subsidiaries and each of their respective directors, members, officers, employees, shareholders, licensees, licensors,  attorneys and agents and their respective successors and assigns and including, without limitation, any person or entity associated with the production, operation or administration of the WeSave Services (collectively, the "Released Parties"), from and against any and all damages, judgments, settlements, awards, penalties, and costs (including reasonable attorneys’ fees) in relation to a third party claim arising from or related to (i) your participation in the WeSave Services; (i) your negligence, fraud, willful misconduct or acts or omissions; (iii) your violation of applicable laws or regulations or rules; (iv) and/or your breach or other non-compliance with the terms of this Agreement which include associated polices such as WeSave’s Cashback Rewards Rules, the Website Terms of Use, the Refer- a-Friend Rules, and the WeSave Privacy Policy.

Section 15 – Disputes with WeSave

1.The parties agree that this Agreement shall be governed by and construed under the laws of the state of California (without giving effect to its conflict of laws principles) and conducted within Los Angeles County, California and shall not be governed by the Convention for the International Sale of Goods. The parties each agree that if any dispute between them cannot be amicably resolved through negotiations, then any and all disputes or claims that have arisen or may arise between them shall be resolved exclusively through final and binding arbitration, rather than in court, except that you may assert claims in small claims court, if your claims qualify.

2.The Federal Arbitration Act governs the interpretation and enforcement of this Agreement to Arbitrate. UNLESS BOTH YOU AND WESAVE AGREE OTHERWISE, THE ARBITRATOR MAY NOT CONSOLIDATE OR JOIN MORE THAN ONE PERSON’S OR PARTY’S CLAIMS AND MAY NOT OTHERWISE PRESIDE OVER ANY FORM OF A CONSOLIDATED, REPRESENTATIVE, OR CLASS PROCEEDING. ALSO, THE ARBITRATOR MAY AWARD RELIEF (INCLUDING MONETARY, INJUNCTIVE, AND DECLARATORY RELIEF) ONLY IN FAVOR OF THE INDIVIDUAL PARTY SEEKING RELIEF AND ONLY TO THE EXTENT NECESSARY TO PROVIDE RELIEF NECESSITATED BY THAT PARTY’S INDIVIDUAL CLAIM(S). ANY RELIEF AWARDED CANNOT AFFECT OTHER WESAVE USERS.

3.The arbitration will be conducted by the American Arbitration Association (“AAA”) under its rules and procedures, including the AAA’s Supplementary Procedures for Consumer-Related Disputes (as applicable), as modified by this Agreement to Arbitrate. The AAA’s rules are available at www.adr.org.  A form for initiating arbitration proceedings is available on the AAA’s website at www.adr.org.

4.The arbitrator will decide the substance of all claims in accordance with the laws of the State of California, including recognized principles of equity, and will honor all claims of privilege recognized by law. The arbitrator shall not be bound by rulings in prior arbitrations involving different WeSave users (Members, Vendors, or service providers) but is bound by rulings in prior arbitrations involving the same WESAVE user to the extent required by applicable law. The arbitrator’s award shall be final and binding, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitration will take place in Los Angeles County, California.

5.Each party shall pay the fees of its own attorneys, the expenses of its witnesses and all other expenses connected with presenting its case.  Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the sole arbitrator, and all other fees and costs, shall be equally borne by the parties. The decision of the arbitrator may be entered as a judgment and shall be enforceable by any court having authority over the applicable party. The arbitrator's authority to resolve and make written awards is limited to disputes between the parties.

6.EACH PARTY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY FOR ANY DISPUTE IN CONNECTION HEREWITH WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE. Nothing in this section shall prevent a party from the right to seek judicial assistance, including the right to apply for and seek a temporary court order, without notice: (a) to compel arbitration, (b) to obtain interim measures of protection prior to or pending arbitration, and/or (c) to seek injunctive relief for any reason.

Section 16 – Communication and Privacy

1)You agree and consent to receive electronically all communications, agreements, documents, notices, and disclosures (collectively, “Communications”) that we provide in connection with your Member Account and your use of WeSave’s Services. You agree to update your contact information when needed and that WeSave may rely on your information as complete and accurate. Communications include, but are not limited to: agreements and policies you agree to (e.g., the WeSave Membership Terms, Cashback Rewards Rules, the Website Terms of Use, the Refer-a-Friend Rules, and the WeSave Privacy Policy), including updates to these agreements or policies; information related to any Member Account, including transaction information or confirmations and history, as well as federal and state tax statements which, when applicable, will be made available to you, such as an IRS form 1099 provided that you have provided us with a completed W-9 form and you have earned the minimum amount required by law for us to send it to you.

2)Privacy Questions.  If you have any questions comments or concerns regarding our Privacy Policy, please contact us at info@wesave.com.

Section 17 – Term

This Agreement is effective upon the date you agree to it (by electronically indicating acceptance during your registration) and continues so long as you use the WeSave Services or until your Member Account is terminated by you or WeSave.

Section 18 – Confidential Information

Confidential Information is any information that a Member is exposed to by virtue of his/her/its relationship with WeSave under this Agreement and which is not available to the general public, shall be considered to be “Confidential Information”. You may not disclose any Confidential WeSave Information to any person or entity, except where compelled by law, unless you obtain prior written consent for such disclosure from WeSave.

Section 19 – Force Majeure

No party will be liable for delays in processing or other nonperformance caused by such events as fires, telecommunications failures, utility failures, power failures, equipment failures, labor strife, riots, war, terrorist attack, nonperformance of our vendors or suppliers, acts of God, or other causes over which the respective party has no reasonable control, except that nothing in this Section will affect or excuse your liabilities and obligations, including without limitation for reversals, chargebacks, claims, fines, fees, or refunds.

Section 20 – Miscellaneous

1.All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

2.Memberships are not transferable or assignable by Member and are only valid on the WeSave shopping Platform and at participating brick ‘n’ mortar merchants.

3.Unless otherwise set forth herein, the provisions of this Agreement and the Services may be modified from time-to-time by WeSave in its sole discretion upon individual notice by email to Members or by general notice by posting such modifications on the Site.

4.The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction, as if the void or unenforceable language in the provision was never the subject of agreement, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

5.This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

6.The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

7.The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

8.This Agreement may be executed by clicking on the “JOIN” button on the Site or in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.